Via EDGAR Transmission

February 21, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 30, 2023

File No. 333-268561

Ladies and Gentlemen:

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2023, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on January 30, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No.1 to Form S-1 filed January 30, 2023

Cover Page

1. We note your response to our prior comment 2; however, request that a specific date be included in relation to the termination of the offering, as required by Item 501(b)(iii) of Regulation S-K. Please revise your disclosure accordingly.

Response:

The Company has added the specific date. The day of the termination of the offering is determined to be April 1, 2024.

The offering shall terminate on the earlier of…, page 3

Prospectus Summary, page 5

2. We note your response to our prior comment 5 and related revisions; however, also note your continued reference to "ongoing and planned clinical trials for [y]our product candidates" and your disclosure stating your intention and seek regulatory approval for your "current product candidates and any future product candidates [you] may develop".

In light of this disclosure, please revise the prospectus both in the Summary and Business sections to set out the regulatory regime applicable to your current product(s), clarifying the steps the company will have to go through to seek approval prior to commercialization and revenue generation.

Response:

The Company has revised the disclosure. Mag Magna Corp. does not have any ongoing and planned clinical trials at this moment. We are focused on organizational activities and plan to expand it for distribution and marketing. Clinical trials are possible in the future if needed.

Our Growth Strategy…, page 8

Government Regulation and further Product Approval …, page 33

3. We note your response to our prior comment 6, including your revised disclosure on page 7 regarding the effects and functioning of MAGA and CHASIS and Exhibits 99.4 and 99.5, which are labeled as "product leaflets". Please disclose who generated the product leaflets and how the claims contained therein were substantiated. Please also disclose within the prospectus the basis for the claims made on page 7.

Response:

Due to the inconsistency of the translation, the Exhibits 99.4 and 99.5 were translated as “product leaflets”, however, they are appendices to the registration statements filed as Exhibit 99.2 and 99.3. These Exhibits were provided by Ipax LLC and issued by the State Service of Ukraine on food safety and consumer protection and contain composition, detailed description, and effect of each of the components. The amended documentation is filed as Exhibit 99.6 and 99.7.

4. We note your response to our prior comment 7. Please expand your disclosure to explain what the referenced registration process entailed and the significance of such registrations. Please also discuss any preclinical and/or clinical studies conducted by IPAX to date.

Response:

The registration certificates were approved by the State Service of Ukraine on food safety and consumer protection. The registration process included performing patent classification, researching patent information, carrying out a comparative analysis of our prototype of components with others, submission of an application for an invention, designing a detailed description for each of the components, passing the State patent examination, as well as processing a state fee payment and obtaining patent rights for the components.

The clinical trial was supervised by the Department of Bird Diseases, Bees and Physicochemical Research of the Republican Unitary Enterprise “Institute of Experimental Veterinary Medicine named after S.N. Vyshelessky”. The research was conducted on the use of “MAGA” and “CHASIS” components provided on broiler chickens which were divided into several experimental and control groups.

Two groups of day-old chicks at the age of 0 to 10 days, from 11 to 24 days, and at the age of 25 to slaughter were subject to the testing of the components of the "CHASIS" and "MAGA". The chickens of the first experimental group were given "CHASIS" and "MAGA" components with water according to the scheme of the experiment and the second group was not subjected to any additional treatments and was controlled.

During the experiment, no negative effects of the "CHASIS" and "MAGA" preparations on the clinical status of broiler chickens of the experimental group were observed: the poultry remained alive, mobile, and actively consumed feed and water, which suggests that the tested preparation is harmless for farm poultry at the recommended doses. No cases of the disease were detected in the vaccinated poultry of either group during the experiment. The experiment lasted 42 days. Please see Exhibit 99.8 disclosing the clinical process.

Within Ukraine, Ipax conducted scientific research followed by practical testing at the production facilities of poultry farms, where the technology of growing poultry without antibiotics was applied. The technique, which allowed growing poultry meat excluding antibiotics, was implemented within a given country resulting in introducing the formula to the market and cooperating with leading poultry farms.

5. We note your response to our prior comment 8; however, it is unclear what "optimizing existing properties of components'' means or entails. Please revise to clarify this statement.

Response:

The Company has updated the information.

The initial focus is on establishing distribution and marketing of components …, page 32

6. We note your response to our prior comment 10. Please revise your disclosure to include the substance of your response, namely that the Company aims to work with companies engaged in feed additives distribution and poultry cultivation but has not yet engaged in any material relationships with any companies. Please make clear that the company currently has no "partners".

Response:

The Company has updated the disclosure throughout the Prospectus.

The successful commercialization of our product candidates, if approved, will depend… page 14

Risk Factors, page 15

7. We note your response to our prior comment 13 and we reissue in part. Please further revise your disclosure to explain the consequences of not complying with the reporting obligations applicable to the company after the registration statement is declared effective, including those obligations arising under the Securities Exchange Act of 1934.

Response:

The Company has revised the following risk factors.

We will incur increased costs associated with, and our management will need to…, pagen13

We will incur significant increased costs as a result of operating …, page 14

If we fail to establish and maintain proper internal controls …, page 18

Dilution , page 27

8. We note your response to comment 19. Based upon your reported historical net tangible book value and net offering proceeds of $17,000 at the 25% of shares sold from the maximum offering available, please reconcile for us how you determined the $(3,629) of post offering net tangible book value as of October 31, 2022. Please review the calculations within the other scenarios of your offering sold as applicable.

Response:

The Company has updated the information according to the financial statements as of October 31, 2022. Historical Net Tangible Book Value means the total net tangible assets reflected on October 31, 2022, Balance Sheet less an amount equal to the total liabilities reflected on the October 31, 2022 Balance Sheet. Post-offering net tangible book value as of October 31, 2022, means the difference between the capital contributed by the purchasers of the shares ($25,000 as for 25%) and the proceeds of the offering ($17,000 as for 25%), adding to this the historical net book value as of October 31, 2022 ($11,629 as of October 31, 2022)

Management Executive Officers and Directors, page 34

9. We note your response to our prior comment 23. Please further revise your disclosure to clarify whether Mr. Bilinski still serves as President and CEO of Mass Petroleum Inc. and if not, provide the date such positions ended.

Response:

The Company has updated the information. Mr. Bilinski resigned from all of his positions with Mass Petroleum Inc. on August 10, 2009.

On June 17, 2008 Mr. Bilinski became President and CEO …, page 34

Item 17. Undertakings, page 62

10. We note the undertakings provided starting on page 62; however, such disclosure does not appear applicable to this offering. We also note that you have not checked the Rule 415 box on the cover page; however, you appear to be conducting a continuous offering. Please clarify whether Rule 415 applies and if so, provide the undertakings required by Rule 415(a)(3). See Rule 415 of the Securities Act of 1933 and Item 512 of Regulation SK for guidance.

Response:

The Company has updated the information.

The undersigned registrant hereby undertakes to provide to the underwriters…, page 63

Statement of Operations, page F-2

11. We noted that you provided interim information for the three months ended October 31, 2022. Please revise your financial statements to also include your statement of operations for the six months ended October 31, 2022. This similarly applies to your statement of changes in stockholders' equity (deficit) presented on page F-4.

Response:

The Company has updated this information.

Statement of Changes in Stockholders' Equity (Deficit), page F-3

12. Your statement of changes in stockholders' equity (deficit) does not appear mathematically accurate. Please revise.

Response:

The Company has updated this information.

Statement of Cash Flows, page F-5

13. Your net income presented here does not agree with your net income on your statement of operations for the period ended October 31, 2022. This also applies to your statement of cash flows for the period ended April 30, 2022. Please revise.

Response:

The Company has updated this information.

You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer and Director